EXHIBIT 99.1

Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

CryptoLogic Limited

Notice of Results

November 3, 2011 (Dublin, IRELAND) – CryptoLogic Limited, a developer of branded online betting games and Internet casino software, announces that its financial results for the third quarter ended September 30, 2011 will be released on Thursday, November 10, 2011 at 7:00 a.m. GMT (2:00 a.m. EST).

For information, contact:

Luther Pendragon	020 7618 9100
Neil Thapar, Alexis Gore

About CryptoLogic® (www.cryptologic.com)
Focused on integrity and innovation, CryptoLogic Limited is a leading developer and supplier of Internet gaming software. With more than 300 games, CryptoLogic has one of the most comprehensive casino suites on the Internet, with award-winning games featuring some of the world's most famous action and entertainment characters. The Company's licensees include many top Internet gaming brands. CryptoLogic's leadership in regulatory compliance makes it one of the few companies with gaming software certified to strict standards similar to land-based gaming. The CryptoLogic Group licenses gaming software and services to blue-chip customers that offer their games to non-U.S. based players around the world.

CryptoLogic's common shares trade on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

Marine House, Clanwilliam Place, Dublin 2, Ireland
Tel 353 (0) 1 234 0400  fax  353 (0) 1 6619637